Exhibit 99.1

Immutep Reports Progress from Phase I Study of LAG-3 Agonist for Autoimmune Diseases

•	Immutep has completed the single ascending dose (SAD) portion of its IMP761 study
•	IMP761 was well tolerated across all dose levels
•	IMP761 data and Phase I results will be presented at the EULAR conference on 4 June 2026

SYDNEY, AUSTRALIA – March 19, 2026 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company targeting cancer and autoimmune diseases, today announces a positive update from the placebo-controlled, double-blind first-in-human Phase I study in healthy participants evaluating IMP761, a first-in-class LAG-3 agonist antibody which enhances the physiological inhibitory function of LAG-3 on T-cell receptor signaling, potentially suppressing pathogenic T cell responses in autoimmune diseases.

The Company reported that the single ascending dose (SAD) portion of the study has been successfully completed, with dosing up to 14 mg/kg. IMP761 was well tolerated across all dose levels, and no safety concerns or dose-limiting toxicities were observed to date.

The study is currently progressing in the multiple ascending dose (MAD) portion, which is evaluating pharmacokinetics and safety across two dose levels. Completion of the MAD portion is expected in the third quarter of 2026.

“IMP761 continues to show a clear immunosuppressive effect in healthy participants challenged with a foreign antigen in an intra-dermal reaction, with durable inhibition of T-cell–mediated responses after a single administration,” said Dr Frédéric Triebel, Chief Scientific Officer, Immutep. “These first-in-human findings support our mechanistic aim of selectively silencing pathogenic, self-antigen–specific memory T cells via LAG--3 agonism and provide the basis for dose levels to be tested in a future phase II trial in patients with autoimmunity.”

IMP761 data, including Phase I results, will be presented at the European Alliance of Associations for Rheumatology (EULAR) annual congress in London, UK on 4th June 2026 at 1.30 pm UK time in a poster view session.

A LAG-3 agonist represents a novel therapeutic approach aimed at restoring immune tolerance by modulating T-cell activity, with potential applications across a range of autoimmune diseases, including rheumatoid arthritis, Type 1 diabetes, and multiple sclerosis. IMP761 is the first LAG-3 agonist antibody developed to potentially treat these large, increasingly prevalent disorders, each of which represent multi-billion-dollar markets.

By enhancing the physiological “brake” function of LAG-3 to silence dysregulated self-antigen-specific memory T cells, IMP761 is designed to target the cause of autoimmune diseases and restore balance to the immune system. LAG-3 expression on activated T cells demonstrates high specificity for disease sites, especially in tissues characterised by chronic inflammation. This distinct characteristic of the LAG-3 immune checkpoint suggests IMP761 may enable a more targeted therapeutic approach with fewer adverse effects compared to other treatments.

About IMP761

IMP761, a first-in-class immunosuppressive lymphocyte-activation gene-3 (LAG-3) agonist antibody, has the potential to address the root cause of many autoimmune diseases by specifically silencing autoimmune memory T cells that accumulate at disease sites and restoring balance to the immune system. Encouraging pre-clinical in vivo and in vitro studies show IMP761 inhibits peptide-induced T cell proliferation, activation of human primary T cells, and an antigen-specific delayed-type hypersensitivity (DTH) reaction.1 Additional preclinical data in oligoarticular juvenile idiopathic arthritis details how IMP761 led to a decrease in 48 hours in a broad spectrum of effector cytokines in coculture experiments where patients T cells are mixed with autologous synoviocytes.2 Similarly, IMP761 decreased IFNy, interleukin-4, and tumor necrosis factor a levels in supernatants from cocultures of T cells from patients with systemic sclerosis with their autologous dermal fibroblasts.3

About Immutep

Immutep is a clinical-stage biotechnology company developing novel immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and its diversified product portfolio harnesses LAG-3’s ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Eleanor Pearson, Sodali & Co.

+61 2 9066 4071; eleanor.pearson@sodali.com

U.S. Investors/Media:

Matthew Beck, astr partners

Ph: +1 (917) 415-1750; matthew.beck@astrpartners.com

This announcement was authorised for release by the CEO of Immutep Limited.

[1]	Angin M, Brignone C, Triebel F. A LAG-3-Specific Agonist Antibody for the Treatment of T Cell-Induced Autoimmune Diseases. J Immunol. 2020 15;204:810-818.
[2]

Sag E, Demir S, Aspari M, Nielsen MA, Skejø C, Hvid M, Turhan E, Bilginer Y, Greisen S, Ozen S, Deleuran B. Juvenile idiopathic arthritis: lymphocyte activation gene-3 is a central immune receptor in children with oligoarticular subtypes. Pediatr Res. 2021;90:744-751.

[3]

Aspari, M., Greisen, S., Hvid, M., Ong, V.H., Denton, C.P., Abraham, D. and Deleuran, B. Lymphocyte Activation Gene 3 Regulation of Profibrotic Cytokines and Type I Collagen Production in Patients With Systemic Sclerosis. ACR Open Rheumatology, 2026 8: e70120.